

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2017

<u>Via E-mail</u>
Darin G. Billerbeck
President and Chief Executive Officer
Lattice Semiconductor Corporation
111 SW Fifth Ave, Ste 700
Portland, OR 97204

   Re: **Lattice Semiconductor Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2016
       Filed March 1, 2017
       File No. 0-18032

Dear Mr. Billerbeck:

   We refer you to our comment letter dated May 25, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance